Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

August 5, 2014	NR 15 - 2014

Avrupa Minerals Announces $500,000 Financing

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has arranged a financing for $500,000 by way of a non-brokered private placement of units (“the “Units”).

Avrupa has been successful in having three partner companies conducting and funding a total of five drill programs on its projects in 2014, including three programs at the Alvalade project, where three recent news releases have announced good drilling intercepts.  Avrupa has also benefitted from its exploration alliance with Callinan Royalties by being able to conduct exploration work to upgrade certain 100%-owned projects to a level that generates further interest from potential partners.

Avrupa continues to maintain a low cost structure, and some of the public company administration costs are paid with fees earned by operating the exploration programs for partners on its European projects.

The financing will consist of 2 million Units at a price of $0.25 per Unit.  Each Unit is comprised of a common share and a non-transferable common share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share at a price of $0.40 per common share for a 36-month period starting on the closing of this offering.

Paul Kuhn, President and CEO, commented, “We have had our best year yet, in terms of being active on several projects, and the success at the Alvalade project will keep us active for some time.”

Avrupa currently has 38,973,571 common shares outstanding which will increase to 40,973,571 common shares upon completion of this financing. The core strategic shareholder group continues to hold a significant amount of the shares of Avrupa, including insiders, Callinan, and certain individual investors.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 14 exploration licenses in three European countries, including eight in Portugal covering 2,951.6 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

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The Alvalade JV, with Antofagasta, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist in the State of Washington, USA, and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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